UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 1, 2017

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2017 Report of UBS AG, which appears immediately following this page.

UBS AG

Third quarter 2017  report

3	Introduction

1.	Risk and capital management
8	Risk management and control
9	Capital management

2.	Consolidated financial statements
15	UBS AG interim consolidated financial statements (unaudited)

Appendix
51	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London and New York.

UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Corporate calendar UBS AG

Publication of the Annual Report 2017:                            Friday, 9 March 2018

Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at  www.ubs.com/investors

Imprint

Publisher: UBS AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2017  report

UBS AG consolidated key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.17	30.6.17	31.12.16	30.9.16	30.9.17	30.9.16

Results
Operating income	7,279	7,398	7,118	7,049	22,237	21,303
Operating expenses	6,117	5,957	6,373	6,161	17,993	17,979
Operating profit / (loss) before tax	1,161	1,441	745	888	4,244	3,324
Net profit / (loss) attributable to shareholders	904	1,123	638	846	3,257	2,568

Key performance indicators¹
Profitability
Return on tangible equity (%)	8.0	10.0	5.6	7.4	9.6	7.3
Cost / income ratio (%)	84.1	80.0	89.2	87.3	80.8	84.3
Growth
Net profit growth (%)	6.9	11.3	(32.8)	(59.4)	26.8	(51.4)
Net new money growth for combined wealth management businesses (%)	0.4	1.4	(1.1)	2.1	1.9	3.2
Resources
Common equity tier 1 capital ratio (fully applied, %)²	14.0	13.8	14.5	14.8	14.0	14.8
Going concern leverage ratio (fully applied, %)²	4.2	4.2	4.2	4.1	4.2	4.1

Additional information
Profitability
Return on equity (%)	6.9	8.7	4.8	6.3	8.3	6.3
Return on risk-weighted assets, gross (%)³	12.3	13.0	13.0	13.1	12.9	13.3
Return on leverage ratio denominator, gross (%)³	3.3	3.4	3.3	3.2	3.4	3.2
Resources
Total assets	914,551	891,763	935,353	935,683	914,551	935,683
Equity attributable to shareholders	53,246	51,735	53,662	53,556	53,246	53,556
Common equity tier 1 capital (fully applied)²	33,337	32,558	32,447	32,110	33,337	32,110
Common equity tier 1 capital (phase-in)²	36,736	35,887	39,474	38,994	36,736	38,994
Risk-weighted assets (fully applied)²	237,322	236,552	223,232	217,297	237,322	217,297
Common equity tier 1 capital ratio (phase-in, %)²	15.4	15.1	17.5	17.7	15.4	17.7
Going concern capital ratio (fully applied, %)²	15.6	15.3	16.3	16.5	15.6	16.5
Going concern capital ratio (phase-in, %)²	19.7	19.5	22.6	23.0	19.7	23.0
Gone concern loss-absorbing capacity ratio (fully applied, %)²	15.9	14.4	13.3	12.6	15.9	12.6
Leverage ratio denominator (fully applied)²	885,896	861,919	870,942	877,926	885,896	877,926
Common equity tier 1 leverage ratio (fully applied, %)²	3.8	3.8	3.7	3.7	3.8	3.7
Going concern leverage ratio (phase-in, %)²	5.3	5.4	5.8	5.7	5.3	5.7
Gone concern leverage ratio (fully applied, %)²	4.3	3.9	3.4	3.1	4.3	3.1
Other
Invested assets (CHF billion)⁴	3,067	2,922	2,821	2,747	3,067	2,747
Personnel (full-time equivalents)⁵	48,949	48,476	56,208	57,012	48,949	57,012

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Based on the Swiss SRB framework. Refer to the “Capital management” section of the UBS Group third quarter 2017 report for more information.    3 Based on fully applied risk-weighted assets and leverage ratio denominator.    4 Includes invested assets for Personal & Corporate Banking.    5 As of 30 September 2017, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,645; Wealth Management Americas: 13,478; Personal & Corporate Banking: 5,053; Asset Management: 2,335; Investment Bank: 4,655; Corporate Center – Services: 13,587; Corporate Center – Group ALM: 145; Corporate Center – Non-core and Legacy Portfolio: 52.

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent company of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. 100% of UBS AG’s issued shares are held by UBS Group AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements for the quarter ended 30 September 2017.

Regulatory information for UBS AG standalone is available in the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.

→   Refer to the UBS Group third quarter 2017 report under “Quarterly reporting” at www.ubs.com/investors  for more information

Comparison UBS Group AG consolidated vs UBS AG consolidated

The table on the following pages contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied going concern capital of UBS AG consolidated was lower than fully applied going concern capital of UBS Group AG consolidated as of 30 September 2017, reflecting lower additional tier 1 (AT1) capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments that are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan awards granted for the performance years 2014, 2015 and 2016.

→   Refer to “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

→   Refer to the “Capital management” section of this report for more information on differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Introduction

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.9.17
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,145	7,279	(134)
Operating expenses	5,924	6,117	(193)
Operating profit / (loss) before tax	1,221	1,161	60
of which: Wealth Management	587	585	2
of which: Wealth Management Americas	315	307	8
of which: Personal & Corporate Banking	411	412	(1)
of which: Asset Management	127	127	0
of which: Investment Bank	269	264	5
of which: Corporate Center	(490)	(534)	44
of which: Services	(401)	(457)	56
of which: Group ALM	(67)	(56)	(11)
of which: Non-core and Legacy Portfolio	(22)	(21)	(1)
Net profit / (loss)	948	905	43
of which: net profit / (loss) attributable to shareholders	946	904	42
of which: net profit / (loss) attributable to preferred noteholders		0	0
of which: net profit / (loss) attributable to non-controlling interests	2	2	0

Statement of comprehensive income
Other comprehensive income	626	630	(4)
of which: attributable to shareholders	596	600	(4)
of which: attributable to preferred noteholders		30	(30)
of which: attributable to non-controlling interests	29	0	29
Total comprehensive income	1,574	1,535	39
of which: attributable to shareholders	1,543	1,504	39
of which: attributable to preferred noteholders		30	(30)
of which: attributable to non-controlling interests	31	1	30

Balance sheet
Total assets	913,599	914,551	(952)
Total liabilities	859,364	860,562	(1,198)
Total equity	54,236	53,989	247
of which: equity attributable to shareholders	53,493	53,246	247
of which: equity attributable to preferred noteholders		687	(687)
of which: equity attributable to non-controlling interests	743	56	687

Capital information
Common equity tier 1 capital (fully applied)	32,621	33,337	(716)
Common equity tier 1 capital (phase-in)	36,045	36,736	(691)
Going concern capital (fully applied)	41,493	37,007	4,486
Going concern capital (phase-in)	52,318	46,961	5,357
Risk-weighted assets (fully applied)	237,963	237,322	641
Common equity tier 1 capital ratio (fully applied, %)	13.7	14.0	(0.3)
Common equity tier 1 capital ratio (phase-in, %)	15.1	15.4	(0.3)
Going concern capital ratio (fully applied, %)	17.4	15.6	1.8
Going concern capital ratio (phase-in, %)	21.9	19.7	2.2
Gone concern loss-absorbing capacity ratio (fully applied, %)	15.5	15.9	(0.4)
Leverage ratio denominator (fully applied)	884,834	885,896	(1,062)
Common equity tier 1 leverage ratio (fully applied, %)	3.7	3.8	(0.1)
Going concern leverage ratio (fully applied, %)	4.7	4.2	0.5
Going concern leverage ratio (phase-in, %)	5.9	5.3	0.6
Gone concern leverage ratio (fully applied, %)	4.2	4.3	(0.1)

As of or for the quarter ended 30.6.17			As of or for the quarter ended 31.12.16
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,269	7,398	(129)	7,055	7,118	(63)
5,767	5,957	(190)	6,308	6,373	(65)
1,502	1,441	61	746	745	1
582	580	2	368	368	0
297	289	8	339	338	1
356	356	0	374	375	(1)
110	110	0	144	144	0
451	441	10	306	304	2
(294)	(334)	40	(784)	(783)	(1)
(137)	(182)	45	(315)	(307)	(8)
(104)	(99)	(5)	(144)	(150)	6
(53)	(53)	0	(325)	(326)	1
1,175	1,124	51	637	639	(2)
1,174	1,123	51	636	638	(2)
	0	0		0	0
1	1	0	1	1	0

(1,072)	(1,064)	(8)	(566)	(566)	0
(1,086)	(1,077)	(9)	(553)	(553)	0
	16	(16)		(12)	12
14	(2)	16	(13)	(1)	(12)
103	60	43	71	73	(2)
89	46	43	83	85	(2)
	16	(16)		(12)	12
14	(2)	16	(12)	0	(12)

890,831	891,763	(932)	935,016	935,353	(337)
838,394	839,335	(941)	880,714	881,009	(295)
52,437	52,428	9	54,302	54,343	(41)
51,744	51,735	9	53,621	53,662	(41)
	657	(657)		642	(642)
693	37	656	682	40	642

31,887	32,558	(671)	30,693	32,447	(1,754)
35,243	35,887	(644)	37,788	39,474	(1,686)
40,668	36,200	4,468	39,844	36,294	3,550
51,700	46,350	5,350	55,593	51,084	4,509
236,697	236,552	145	222,677	223,232	(555)
13.5	13.8	(0.3)	13.8	14.5	(0.7)
14.8	15.1	(0.3)	16.8	17.5	(0.7)
17.2	15.3	1.9	17.9	16.3	1.6
21.7	19.5	2.2	24.7	22.6	2.1
14.0	14.4	(0.4)	13.2	13.3	(0.1)
860,879	861,919	(1,040)	870,470	870,942	(472)
3.7	3.8	(0.1)	3.5	3.7	(0.2)
4.7	4.2	0.5	4.6	4.2	0.4
6.0	5.4	0.6	6.4	5.8	0.6
3.9	3.9	0.0	3.4	3.4	0.0

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and risk information provided in the UBS Group third quarter 2017 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG consolidated as of 30 September 2017 was CHF 2.1 billion or 0.4% higher than the exposure of UBS Group, unchanged compared with 30 June 2017.

→   Refer to the “Risk management and control” section of the UBS Group third quarter 2017 report for more information

Capital management

Swiss SRB requirements and information

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of our Annual Report 2016, available under “Annual reporting” at www.ubs.com/investors.

Under the Swiss SRB framework, banks are eligible for a rebate of up to 2% of the leverage ratio denominator (LRD)-based gone concern capital requirement if they take actions that facilitate recovery and resolvability beyond the minimum requirement. FINMA has communicated its annual assessment and has increased our rebate to approximately one-third of the maximum based on actions we completed in 2016 to improve resolvability. The rebate will be phased in until 1 January 2020. As we complete additional measures to improve the resolvability of the UBS Group, we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of the LRD on completion of the phase-in period.

UBS AG is subject to going concern requirements on a standalone basis. Information in accordance with the Bank for International Settlements framework together with capital and other regulatory information for UBS AG standalone is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 September 2017 for UBS AG consolidated.

Swiss SRB going and gone concern requirements and information¹
As of 30.9.17	Swiss SRB, including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.22	21,983	2.60	23,088	10.22	24,248	3.50	31,006
of which: minimum capital	5.80	13,832	2.10	18,648	4.50	10,680	1.50	13,288
of which: buffer capital	3.20	7,632	0.50	4,440	5.50	13,053	2.00	17,718
of which: countercyclical buffer²	0.22	519			0.22	516
Maximum additional tier 1 capital	3.00	7,155	0.90	7,992	4.30	10,205	1.50	13,288
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.20	5,247	0.90	7,992	3.50	8,306	1.50	13,288
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	1,908			0.80	1,899
Total going concern capital	12.22	29,137	3.50	31,080	14.52³	34,453	5.00³	44,295
Base gone concern loss-absorbing capacity, including applicable add-ons	6.20⁴	14,786	2.00⁴	17,760	14.30³	33,937	5.00³	44,295
Total gone concern loss-absorbing capacity	6.20	14,786	2.00	17,760	14.30	33,937	5.00	44,295
Total loss-absorbing capacity	18.42	43,923	5.50	48,840	28.82	68,390	10.00	88,590

Eligible loss-absorbing capacity
Common equity tier 1 capital	15.40	36,736	4.14	36,736	14.05	33,337	3.76	33,337
High-trigger loss-absorbing additional tier 1 capital⁵˒⁶	4.29	10,226	1.15	10,226	1.55	3,670	0.41	3,670
of which: high-trigger loss-absorbing additional tier 1 capital	1.00	2,382	0.27	2,382	1.55	3,670	0.41	3,670
of which: low-trigger loss-absorbing tier 2 capital	3.29	7,844	0.88	7,844
Total going concern capital	19.69	46,961	5.29	46,961	15.59	37,007	4.18	37,007
Gone concern loss-absorbing capacity	12.58	29,990	3.38	29,990	15.94	37,834	4.27	37,834
of which: TLAC-eligible senior unsecured debt	11.36	27,081	3.05	27,081	11.41	27,081	3.06	27,081
Total gone concern loss-absorbing capacity	12.58	29,990	3.38	29,990	15.94	37,834	4.27	37,834
Total loss-absorbing capacity	32.27	76,951	8.67	76,951	31.54	74,841	8.45	74,841

1 This table does not include the effect of any gone concern requirement rebate. Refer to the "Capital management" section of the UBS Group third quarter 2017 report.    2 Going concern capital ratio requirements as of 30 September 2017 include countercyclical buffer requirements of 0.22% for the phase-in and fully applied requirement.    3 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD).    4 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD.    5 High-trigger loss-absorbing additional tier 1 capital was partly offset by required deductions for goodwill on a phase-in basis.    6 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Capital management

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	30.9.17	30.6.17	31.12.16	30.9.17	30.6.17	31.12.16

Going concern capital
Common equity tier 1 capital	36,736	35,887	39,474	33,337	32,558	32,447
High-trigger loss-absorbing additional tier 1 capital	2,382¹	2,383¹	1,208¹	3,670	3,642	3,848
Total loss-absorbing additional tier 1 capital	2,382	2,383	1,208	3,670	3,642	3,848
Total tier 1 capital	39,117	38,270	40,682	37,007	36,200	36,294
Low-trigger loss-absorbing tier 2 capital	7,844²	8,080	10,402
Total tier 2 capital	7,844	8,080	10,402
Total going concern capital	46,961	46,350	51,084	37,007	36,200	36,294

Gone concern loss-absorbing capacity³
Low-trigger loss-absorbing additional tier 1 capital⁴	1,160	1,095	1,071	1,160	1,095	1,071
Non-Basel III-compliant tier 1 capital⁵	687	657	642	687	657	642
Total tier 1 capital	1,847	1,752	1,713	1,847	1,752	1,713
Low-trigger loss-absorbing tier 2 capital	380²			8,224	8,080	10,402
Non-Basel III-compliant tier 2 capital⁵	683	669	698	683	669	698
Total tier 2 capital	1,063	669	698	8,907	8,749	11,100
TLAC-eligible senior unsecured debt	27,081	23,521	16,960	27,081	23,521	16,960
Total gone concern loss-absorbing capacity	29,990	25,943	19,372	37,834	34,022	29,774

Total loss-absorbing capacity
Total loss-absorbing capacity	76,951	72,292	70,456	74,841	70,223	66,068

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	238,488	237,612	225,743	237,322	236,552	223,232
Leverage ratio denominator	888,006	863,988	875,325	885,896	861,919	870,942

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.7	19.5	22.6	15.6	15.3	16.3
of which: common equity tier 1 capital ratio	15.4	15.1	17.5	14.0	13.8	14.5
Gone concern loss-absorbing capacity ratio	12.6	10.9	8.6	15.9	14.4	13.3
Total loss-absorbing capacity ratio	32.3	30.4	31.2	31.5	29.7	29.6

Leverage ratios (%)
Going concern leverage ratio	5.3	5.4	5.8	4.2	4.2	4.2
of which: common equity tier 1 leverage ratio	4.1	4.2	4.5	3.8	3.8	3.7
Gone concern leverage ratio	3.4	3.0	2.2	4.3	3.9	3.4
Total loss-absorbing capacity leverage ratio	8.7	8.4	8.0	8.4	8.1	7.6

1 High-trigger loss-absorbing additional tier 1 capital (30 September 2017: CHF 3,670 million; 30 June 2017: CHF 3,642 million; 31 December 2016: CHF 3,848 million) was partly offset by required deductions for goodwill (30 September 2017: CHF 1,288 million; 30 June 2017: CHF 1,260 million; 31 December 2016: CHF 2,639 million).    2 Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    3 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 The relevant capital instrument was issued after the new Swiss SRB framework had been implemented and therefore qualifies as gone concern loss-absorbing capacity.    5 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 30.9.17	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences

Going concern capital
Common equity tier 1 capital	36,045	36,736	(691)	32,621	33,337	(716)
High-trigger loss-absorbing additional tier 1 capital	6,506	2,382¹	4,124	6,506	3,670	2,836
Low-trigger loss-absorbing additional tier 1 capital	1,078²		1,078	2,366		2,366
Total loss-absorbing additional tier 1 capital	7,583	2,382	5,201	8,872	3,670	5,202
Total tier 1 capital	43,628	39,117	4,511	41,493	37,007	4,486
High-trigger loss-absorbing tier 2 capital	846		846
Low-trigger loss-absorbing tier 2 capital	7,844³	7,844³	0
Total tier 2 capital	8,689	7,844	845
Total going concern capital	52,318	46,961	5,357	41,493	37,007	4,486

Gone concern loss-absorbing capacity⁴
Low-trigger loss-absorbing additional tier 1 capital		1,160⁵	(1,160)		1,160⁵	(1,160)
Non-Basel III-compliant tier 1 capital	687	687	0	687	687	0
Total tier 1 capital	687	1,847	(1,160)	687	1,847	(1,160)
High-trigger loss-absorbing tier 2 capital				221		221
Low-trigger loss-absorbing tier 2 capital	380³	380³	0	8,224	8,224	0
Non-Basel III-compliant tier 2 capital	683	683	0	683	683	0
Total tier 2 capital	1,063	1,063	0	9,128	8,907	221
TLAC-eligible senior unsecured debt	27,081	27,081	0	27,081	27,081	0
Total gone concern loss-absorbing capacity	28,830	29,990	(1,160)	36,895	37,834	(939)

Total loss-absorbing capacity
Total loss-absorbing capacity	81,148	76,951	4,197	78,388	74,841	3,547

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	239,190	238,488	702	237,963	237,322	641
Leverage ratio denominator	886,969	888,006	(1,037)	884,834	885,896	(1,062)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	21.9	19.7	2.2	17.4	15.6	1.8
of which: common equity tier 1 capital ratio	15.1	15.4	(0.3)	13.7	14.0	(0.3)
Gone concern loss-absorbing capacity ratio	12.1	12.6	(0.5)	15.5	15.9	(0.4)
Total loss-absorbing capacity ratio	33.9	32.3	1.6	32.9	31.5	1.4

Leverage ratios (%)
Going concern leverage ratio	5.9	5.3	0.6	4.7	4.2	0.5
of which: common equity tier 1 leverage ratio	4.1	4.1	0.0	3.7	3.8	(0.1)
Gone concern leverage ratio	3.3	3.4	(0.1)	4.2	4.3	(0.1)
Total loss-absorbing capacity leverage ratio	9.1	8.7	0.4	8.9	8.4	0.5

1 High-trigger loss-absorbing AT1 capital of CHF 3,670 million was partly offset by required deductions for goodwill of CHF 1,288 million.    2 Low-trigger loss-absorbing AT1 capital of CHF 2,366 million was partly offset by required deductions for goodwill of CHF 1,288 million.    3 Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    4 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    5 The relevant capital instrument was issued after the new Swiss SRB framework had been implemented and therefore qualifies as gone concern loss-absorbing capacity.

Capital management

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.9.17	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS equity	54,236	53,989	247	54,236	53,989	247
Equity attributable to preferred noteholders and non-controlling interests	(743)	(743)	0	(743)	(743)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,577)	(6,574)	(3)	(8,221)	(8,217)	(4)
Deferred tax assets on temporary differences, excess over threshold	(790)	(692)	(98)	(1,281)	(1,158)	(123)
Goodwill, net of tax	(5,154)	(5,154)	0	(6,442)	(6,442)	0
Intangible assets, net of tax	(229)	(229)	0	(229)	(229)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(621)	(621)	0	(621)	(621)	0
Compensation-related components (not recognized in net profit)	(1,505)		(1,505)	(1,505)		(1,505)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	105	105	0	105	105	0
Unrealized gains related to financial assets available for sale, net of tax	(190)	(190)	0	(190)	(190)	0
Prudential valuation adjustments	(55)	(55)	0	(55)	(55)	0
Consolidation scope	(54)	(54)	0	(54)	(54)	0
Expected losses on advanced internal ratings-based portfolio less general provisions	(515)	(515)	0	(515)	(515)	0
Other¹	(1,862)	(2,531)	669	(1,862)	(2,531)	669
Total common equity tier 1 capital	36,045	36,736	(691)	32,621	33,337	(716)
1 Includes accruals for dividends to shareholders and other items.

As of 30 September 2017, fully applied going concern capital of UBS AG consolidated was CHF 4.5 billion lower than for UBS Group AG consolidated, reflecting CHF 5.2 billion lower loss-absorbing additional tier 1 (AT1) capital, partly offset by CHF 0.7 billion higher common equity tier 1 (CET1) capital. The fully applied gone concern loss-absorbing capacity was CHF 0.9 billion higher, due to CHF 1.2 billion higher low-trigger loss-absorbing AT1 capital, partly offset by CHF 0.2 billion lower high-trigger loss-absorbing tier 2 capital.

The difference of CHF 0.7 billion in fully applied CET1 capital was primarily due to compensation-related capital components, related regulatory capital accruals, liabilities and capital instruments that are reflected at the UBS Group AG level.

The difference of CHF 5.2 billion in going concern loss-absorbing AT1 capital on a fully applied basis relates to loss-absorbing AT1 capital instruments issued at the UBS Group AG level, as well as high-trigger loss-absorbing Deferred Contingent Capital Plan (DCCP) awards granted to eligible employees for the performance years 2014, 2015 and 2016.

The difference of CHF 1.2 billion in gone concern low-trigger AT1 capital relates to a capital instrument that was issued by UBS AG after the new Swiss SRB framework had been implemented and is therefore not recognized within going concern capital but qualifies as gone concern loss-absorbing capacity. Issuances of low-trigger AT1 capital from UBS Group AG were all made prior to implementation of the new Swiss SRB framework and therefore qualify as going concern capital.

The difference of CHF 0.2 billion in fully applied gone concern tier 2 capital relates to high-trigger loss-absorbing capital instruments, in the form of 2012 and 2013 DCCP awards, held at UBS Group AG level.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 30 September 2017, the going concern leverage ratio of UBS AG consolidated was 0.5 percentage points lower than that of UBS Group AG consolidated on a fully applied basis, mainly as the going concern capital of UBS AG consolidated was CHF 4.5 billion lower.

→   Refer to the “Capital management” section of the UBS Group third quarter 2017 report under “Quarterly reporting” at www.ubs.com/investors for information on the developments of loss-absorbing capacity, risk-weighted assets and leverage ratio denominator for UBS Group AG consolidated

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

15	Income statement
16	Statement of comprehensive income
18	Balance sheet
20	Statement of changes in equity
22	Statement of cash flows

24	1 Basis of accounting
25	2 Segment reporting
26	3 Net fee and commission income
26	4 Other income
26	5 Personnel expenses
27	6 General and administrative expenses
27	7 Income taxes
27	8 Fair value measurement
37	9 Derivative instruments
38	10 Other assets and liabilities
39	11 Financial liabilities designated at fair value
39	12 Debt issued held at amortized cost
40	13 Provisions and contingent liabilities
48	14 Guarantees, commitments and forward starting transactions
49	15 Changes in organization
50	16 Currency translation rates
50	17 Events after the reporting period

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million	Note	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Interest income		3,611	3,590	3,305	1	9	10,593	10,258
Interest expense		(1,881)	(2,186)	(1,538)	(14)	22	(5,771)	(5,626)
Net interest income		1,729	1,404	1,767	23	(2)	4,822	4,633
Credit loss (expense) / recovery		7	(46)	(4)			(39)	(13)
Net interest income after credit loss expense		1,736	1,358	1,763	28	(2)	4,783	4,619
Net fee and commission income	3	4,252	4,296	4,075	(1)	4	12,920	12,283
Net trading income		1,090	1,459	1,099	(25)	(1)	3,990	4,001
Other income	4	200	285	113	(30)	77	544	401
Total operating income		7,279	7,398	7,049	(2)	3	22,237	21,303
Personnel expenses	5	3,598	3,611	3,907	0	(8)	11,253	11,759
General and administrative expenses	6	2,282	2,111	1,985	8	15	5,993	5,423
Depreciation and impairment of property, equipment and software		221	220	246	0	(10)	694	727
Amortization and impairment of intangible assets		16	16	23	0	(30)	53	70
Total operating expenses		6,117	5,957	6,161	3	(1)	17,993	17,979
Operating profit / (loss) before tax		1,161	1,441	888	(19)	31	4,244	3,324
Tax expense / (benefit)	7	256	317	41	(19)	524	937	675
Net profit / (loss)		905	1,124	847	(19)	7	3,307	2,649
Net profit / (loss) attributable to preferred noteholders		0	0	0			46	78
Net profit / (loss) attributable to non-controlling interests		2	1	1	100	100	3	3
Net profit / (loss) attributable to shareholders		904	1,123	846	(20)	7	3,257	2,568

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16

Comprehensive income attributable to shareholders
Net profit / (loss)	904	1,123	846	3,257	2,568

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	375	(992)	(172)	(990)	(814)
Foreign exchange amounts reclassified to the income statement from equity	2	21	4	27	153
Income tax relating to foreign currency translation movements	226	1	107	229	110
Subtotal foreign currency translation, net of tax	602	(969)	(61)	(735)	(552)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	57	10	6	110	375
Impairment charges reclassified to the income statement from equity	0	(1)	1	13	4
Realized gains reclassified to the income statement from equity	(13)	(135)	(18)	(156)	(273)
Realized losses reclassified to the income statement from equity	2	5	0	9	19
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	(22)	6	(9)	(24)	(53)
Subtotal financial assets available for sale, net of tax	24	(115)	(21)	(47)	72
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	60	165	(175)	195	1,270
Net (gains) / losses reclassified to the income statement from equity	(209)	(211)	(235)	(640)	(812)
Income tax relating to cash flow hedges	30	11	84	93	(90)
Subtotal cash flow hedges, net of tax	(118)	(35)	(326)	(351)	367
Total other comprehensive income that may be reclassified to the income statement, net of tax	508	(1,119)	(408)	(1,133)	(113)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	135	115	(186)	299	(575)
Income tax relating to defined benefit plans	(7)	0	(23)	(4)	(16)
Subtotal defined benefit plans, net of tax	128	115	(209)	295	(590)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(36)	(72)	(30)	(288)	(135)
Income tax relating to own credit on financial liabilities designated at fair value	0	(1)	4	(1)	5
Subtotal own credit on financial liabilities designated at fair value, net of tax	(36)	(73)	(25)	(290)	(130)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	92	42	(235)	5	(720)

Total other comprehensive income	600	(1,077)	(643)	(1,128)	(833)
Total comprehensive income attributable to shareholders	1,504	46	203	2,129	1,735

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	0	0	0	46	78

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	30	16	4	44	283
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	30	16	4	44	283
Total other comprehensive income that will not be reclassified to the income statement, net of tax	30	16	4	44	283
Total comprehensive income attributable to preferred noteholders	30	16	4	90	361

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	2	1	1	3	3

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	(2)	1	(1)	1
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	(2)	1	(1)	1
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	(2)	1	(1)	1
Total comprehensive income attributable to non-controlling interests	1	(2)	3	2	4

Total comprehensive income
Net profit / (loss)	905	1,124	847	3,307	2,649
Other comprehensive income	630	(1,064)	(638)	(1,085)	(549)
of which: other comprehensive income that may be reclassified to the income statement	508	(1,119)	(408)	(1,133)	(113)
of which: other comprehensive income that will not be reclassified to the income statement	121	55	(229)	48	(437)
Total comprehensive income	1,535	60	210	2,221	2,100

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
					% change from
CHF million	Note	30.9.17	30.6.17	31.12.16	30.6.17	31.12.16

Assets
Cash and balances with central banks		94,563	100,071	107,767	(6)	(12)
Due from banks		15,017	14,390	13,125	4	14
Cash collateral on securities borrowed		16,614	15,081	15,111	10	10
Reverse repurchase agreements		87,889	75,324	66,246	17	33
Trading portfolio assets	8	114,424	107,738	96,661	6	18
of which: assets pledged as collateral which may be sold or repledged by counterparties		33,418	32,679	30,260	2	10
Positive replacement values	8, 9	119,462	121,910	158,411	(2)	(25)
Cash collateral receivables on derivative instruments	9	24,928	22,687	26,664	10	(7)
Loans		316,658	310,366	307,004	2	3
Financial assets designated at fair value	8	50,374	51,436	65,024	(2)	(23)
Financial assets available for sale	8	13,043	14,114	15,676	(8)	(17)
Financial assets held to maturity		9,005	8,710	9,289	3	(3)
Investments in associates		987	972	963	2	2
Property, equipment and software		7,931	7,716	8,297	3	(4)
Goodwill and intangible assets		6,388	6,226	6,556	3	(3)
Deferred tax assets		12,603	12,303	13,144	2	(4)
Other assets	10	24,665	22,717	25,412	9	(3)
Total assets		914,551	891,763	935,353	3	(2)

Balance sheet (continued)
					% change from
CHF million	Note	30.9.17	30.6.17	31.12.16	30.6.17	31.12.16

Liabilities
Due to banks		10,639	11,598	10,645	(8)	0
Cash collateral on securities lent		2,435	2,538	2,818	(4)	(14)
Repurchase agreements		17,535	11,286	6,612	55	165
Trading portfolio liabilities	8	30,622	25,321	22,825	21	34
Negative replacement values	8, 9	115,457	119,027	153,810	(3)	(25)
Cash collateral payables on derivative instruments	9	31,899	31,520	35,472	1	(10)
Due to customers		439,590	438,309	450,199	0	(2)
Financial liabilities designated at fair value	8, 11	56,585	54,215	55,017	4	3
Debt issued	12	98,861	90,757	78,998	9	25
Provisions	13	3,098	3,167	4,169	(2)	(26)
Other liabilities	10	53,839	51,596	60,443	4	(11)
Total liabilities		860,562	839,335	881,009	3	(2)

Equity
Share capital		386	386	386	0	0
Share premium		26,960	26,953	29,505	0	(9)
Retained earnings		31,527	30,532	28,265	3	12
Other comprehensive income recognized directly in equity, net of tax		(5,627)	(6,136)	(4,494)	(8)	25
Equity attributable to shareholders		53,246	51,735	53,662	3	(1)
Equity attributable to preferred noteholders		687	657	642	5	7
Equity attributable to non-controlling interests		56	37	40	51	40
Total equity		53,989	52,428	54,343	3	(1)
Total liabilities and equity		914,551	891,763	935,353	3	(2)

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Retained earnings
Balance as of 1 January 2016	386	29,477	29,433
Issuance of share capital
Premium on shares issued and warrants exercised		4
Tax (expense) / benefit		7
Dividends			(3,434)
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(4)	(1)
Total comprehensive income for the period			1,848
of which: net profit / (loss)			2,568
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(590)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(130)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2016	386	29,485	27,846

Balance as of 1 January 2017	386	29,505	28,265
Issuance of share capital
Premium on shares issued and warrants exercised		6
Tax (expense) / benefit		12
Dividends		(2,250)
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(313)²
Total comprehensive income for the period			3,262
of which: net profit / (loss)			3,257
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			295
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(290)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2017	386	26,960	31,527

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Includes a CHF 307 million reduction related to the transfer of shared services functions in Switzerland from UBS AG to UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG. Refer to “Note 15 Changes in organization” for more information.

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to shareholders	Preferred noteholders	Non-controlling interests	Total equity
(4,047)	(5,857)	172	1,638	55,248	1,954	41	57,243
				0			0
				4			4
				7			7
				(3,434)	(78)	(5)	(3,517)
				0	(1,584)		(1,584)
				(4)		0	(4)
(113)	(552)	72	367	1,735	361	4	2,100
				2,568	78	3	2,649
(113)	(552)	72	367	(113)			(113)
				(590)			(590)
				(130)			(130)
				0	283	1	284
(4,160)	(6,409)	243	2,005	53,556	654	40	54,250

(4,494)	(5,564)	98	972	53,662	642	40	54,343
				0			0
				6			6
				12			12
				(2,250)	(46)	(4)	(2,300)
				0	1		1
				(313)		19	(294)
(1,133)	(735)	(47)	(351)	2,129	90	2	2,221
				3,257	46	3	3,307
(1,133)	(735)	(47)	(351)	(1,133)			(1,133)
				295			295
				(290)			(290)
				0	44	(1)	43
(5,627)	(6,299)	51	621	53,246	687	56	53,989

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.9.17	30.9.16

Cash flow from / (used in) operating activities
Net profit / (loss)	3,307	2,649
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	694	727
Amortization and impairment of intangible assets	53	70
Credit loss expense / (recovery)	39	13
Share of net profits of associates	(49)	(89)
Deferred tax expense / (benefit)	296	88
Net loss / (gain) from investing activities	85	(783)
Net loss / (gain) from financing activities	583	7,721
Other net adjustments	(342)	(82)
Net change in operating assets and liabilities:
Due from / to banks	27	(475)
Cash collateral on securities borrowed and reverse repurchase agreements	(23,429)	(80)
Cash collateral on securities lent and repurchase agreements	10,485	(2,886)
Trading portfolio and replacement values	(7,436)	9,746
Financial assets designated at fair value	15,526	(65,541)
Cash collateral on derivative instruments	(2,199)	(3,996)
Loans	(11,627)	2,060
Due to customers	(17,054)	25,849
Other assets, provisions and other liabilities	(6,499)	(10,533)
Income taxes paid, net of refunds	(857)	(421)
Net cash flow from / (used in) operating activities	(38,397)	(35,963)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(100)	(25)
Disposal of subsidiaries, associates and intangible assets¹	148	92
Purchase of property, equipment and software	(1,064)	(1,359)
Disposal of property, equipment and software	27	193
Purchase of financial assets available for sale	(7,829)	(10,581)
Disposal and redemption of financial assets available for sale	10,559	58,935
Net (purchase) / redemption of financial assets held to maturity	11	(7,077)
Net cash flow from / (used in) investing activities	1,752	40,179

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	30.9.17	30.9.16

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	21,855	11,127
Distributions paid on UBS AG shares	(2,250)	(3,434)
Issuance of long-term debt, including financial liabilities designated at fair value	40,066	28,481
Repayment of long-term debt, including financial liabilities designated at fair value	(32,346)	(30,460)
Dividends paid and repayments of preferred notes	(45)	(1,366)
Net changes in non-controlling interests	(5)	(5)
Net cash flow from / (used in) financing activities	27,275	4,344

Total cash flow
Cash and cash equivalents at the beginning of the period	121,107	102,962
Net cash flow from / (used in) operating, investing and financing activities	(9,370)	8,560
Effects of exchange rate differences on cash and cash equivalents	(324)	(1,528)
Cash and cash equivalents at the end of the period²	111,413	109,993
of which: cash and balances with central banks	94,563	94,617
of which: due from banks	13,753	13,986
of which: money market paper³	3,097	1,391

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	9,132	8,953
Interest paid in cash	5,127	4,619
Dividends on equity investments, investment funds and associates received in cash⁴	1,465	1,323

1 Includes dividends received from associates.    2 CHF 2,559 million and CHF 3,932 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 30 September 2017 and 30 September 2016, respectively. Refer to Note 23 in the Annual Report 2016 for more information.    3 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    4 Includes dividends received from associates reported within Cash flow from / (used in) investing activities.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together “UBS AG”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS AG’s Head Office and its Swiss-based operations. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2016, except for the changes described in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first quarter 2017 report. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the Annual Report 2016. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2016.

IFRS 9, Financial Instruments

UBS AG will adopt IFRS 9, Financial Instruments on 1 January 2018. UBS AG has made significant progress during 2017 in developing an appropriate expected credit loss (ECL) methodology and related reporting processes for all in-scope financial and non-financial instruments, including loans, financial guarantees and loan commitments. In addition, the changes driven by the IFRS 9 classification and measurement requirements have been confirmed. In the fourth quarter of 2017, UBS AG will finalize the definition and implementation of residual risk methodology approaches and governance frameworks, and complete various parallel runs.

UBS AG continues to believe that the impact on its equity and regulatory capital on adoption of IFRS 9 will not be material based on its current expectations of the macroeconomic environment and of the composition of its portfolio as of 1 January 2018.

On 1 January 2018, UBS AG will also early adopt the Amendment to IFRS 9: Prepayment Features with Negative Compensation issued in October 2017, allowing UBS AG to continue to apply amortized cost accounting for Swiss private mortgages and corporate loans that provide for two-way compensation if a prepayment occurs.

UBS AG will not adopt the optional IFRS 9 hedge accounting requirements pending completion of the IASB’s project on macro hedge accounting strategies.

IFRS 15, Revenue from Contracts with Customers

UBS AG will adopt IFRS 15, Revenue from Contracts with Customers on 1 January 2018. IFRS 15 will not have a material impact on its financial statements. However, the timing of recognition of certain performance-based fees and the presentation in the income statement of certain revenues and expenses will change.

IAS 28, Investments in Associates and Joint Ventures

In October 2017, the IASB issued an amendment to IAS 28, Investments in Associates and Joint Ventures that clarified that entities must apply IFRS 9 in accounting for long-term interests in an associate or joint venture to which the equity method of accounting is not applied. The amendment is mandatorily effective for accounting periods beginning on or after 1 January 2019. However, earlier application is available with the adoption of IFRS 9, Financial Instruments on 1 January 2018. UBS AG intends to early adopt this amendment, which is not expected to have a significant effect on its financial statements.

Note 2   Segment reporting

UBS AG‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of UBS AG. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a item 2 Segment reporting” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2016 for more information on UBS AG’s reporting segments.

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the nine months ended 30 September 2017
Net interest income	1,532	1,161	1,427	(23)	855	(265)	112	22	4,822
Non-interest income	3,999	4,941	1,320	1,432	5,344	329	39	52	17,454
Allocations from CC Group ALM	195	80	139	14	(264)	89	(199)	(54)	0
Income	5,726	6,182	2,886	1,422	5,935	153	(50)	19	22,276
Credit loss (expense) / recovery	0	(3)	(23)	0	(10)	0	0	(3)	(39)
Total operating income	5,726	6,180	2,864	1,422	5,925	153	(50)	16	22,237
Personnel expenses	1,789	3,846	646	542	2,306	2,064	25	34	11,253
General and administrative expenses	430	487	205	162	447	4,267	14	(19)	5,993
Services (to) / from CC and other BDs	1,707	934	817	374	2,008	(5,997)	(10)	167	0
of which: services from CC Services	1,648	919	885	402	1,940	(6,038)	100	144	0
Depreciation and impairment of property, equipment and software	2	1	9	1	7	674	0	0	694
Amortization and impairment of intangible assets	3	31	0	3	9	6	0	0	53
Total operating expenses¹	3,931	5,299	1,677	1,083	4,777	1,015	29	183	17,993
Operating profit / (loss) before tax	1,795	881	1,186	340	1,148	(861)	(79)	(167)	4,244
Tax expense / (benefit)									937
Net profit / (loss)									3,307

As of 30 September 2017
Total assets	118,380	65,344	137,526	12,603	248,386	22,189	260,454	49,668	914,551

For the nine months ended 30 September 2016
Net interest income	1,439	986	1,421	(25)	597	(242)	466	(10)	4,633
Non-interest income	3,773	4,652	1,359	1,450	5,262	161	(84)	109	16,684
Allocations from CC Group ALM	302	70	261	6	(182)	37	(414)	(80)	0
Income	5,514	5,709	3,042	1,432	5,676	(44)	(32)	20	21,317
Credit loss (expense) / recovery	(4)	(2)	2	0	(6)	0	0	(3)	(13)
Total operating income	5,510	5,706	3,043	1,432	5,670	(44)	(32)	17	21,303
Personnel expenses	1,806	3,572	636	563	2,339	2,770	23	50	11,759
General and administrative expenses	404	428	186	172	574	3,105	10	544	5,423
Services (to) / from CC and other BDs	1,727	923	825	386	2,072	(6,110)	(33)	210	0
of which: services from CC Services	1,664	913	902	404	2,009	(6,139)	80	167	0
Depreciation and impairment of property, equipment and software	2	1	11	1	18	693	0	0	727
Amortization and impairment of intangible assets	3	39	0	3	9	16	0	0	70
Total operating expenses¹	3,942	4,964	1,657	1,125	5,013	475	(1)	805	17,979
Operating profit / (loss) before tax	1,568	742	1,386	307	658	(519)	(32)	(787)	3,324
Tax expense / (benefit)									675
Net profit / (loss)									2,649

As of 31 December 2016
Total assets	115,539	65,882	139,945	12,026	242,388	23,813	267,275	68,485	935,353
1 Refer to Note 15 for information on restructuring expenses.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 3  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Underwriting fees	312	359	232	(13)	34	1,047	761
of which: equity underwriting fees	205	224	124	(8)	65	667	374
of which: debt underwriting fees	107	135	109	(21)	(2)	380	387
M&A and corporate finance fees	174	170	162	2	7	521	477
Brokerage fees	803	862	843	(7)	(5)	2,607	2,691
Investment fund fees	789	795	774	(1)	2	2,398	2,367
Portfolio management and advisory fees	2,155	2,107	2,031	2	6	6,300	5,965
Other	460	453	456	2	1	1,373	1,320
Total fee and commission income	4,694	4,745	4,498	(1)	4	14,246	13,582
Brokerage fees paid	162	179	173	(9)	(6)	506	562
Other	280	270	251	4	12	821	737
Total fee and commission expense	442	449	423	(2)	4	1,327	1,299
Net fee and commission income	4,252	4,296	4,075	(1)	4	12,920	12,283
of which: net brokerage fees	641	683	671	(6)	(4)	2,101	2,129

Note 4  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	3	(18)	(5)			(19)	(177)
Share of net profits of associates	14	17	49	(18)	(71)	49	89
Total	17	(2)	44		(61)	30	(88)
Financial assets available for sale
Net gains / (losses) from disposals	11	129	18	(91)	(39)	147	255
Impairment charges	0	1	(1)	(100)	(100)	(13)	(4)
Total	10	131	17	(92)	(41)	133	250
Net income from properties (excluding net gains / (losses) from disposals)²	6	6	5	0	20	18	19
Net gains / (losses) from disposals of properties held for sale	0	0	1		(100)	(1)	121
Net gains / (losses) from disposals of loans and receivables	2	(2)	(3)			17	(4)
Other	165	152	50	9	230	346	103
Total other income	200	285	113	(30)	77	544	401

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 5  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Salaries and variable compensation	2,103	2,125	2,391	(1)	(12)	6,661	7,236
Wealth Management Americas: Financial advisor compensation¹	976	992	913	(2)	7	2,956	2,733
Contractors	83	72	103	15	(19)	247	321
Social security	183	166	210	10	(13)	547	546
Pension and other post-employment benefit plans	132	133	158	(1)	(16)	464	507
Other personnel expenses	122	123	133	(1)	(8)	377	417
Total personnel expenses²	3,598	3,611	3,907	0	(8)	11,253	11,759

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 15 for more information.

Note 6  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	2Q17	3Q16	30.9.17	30.9.16
Occupancy	204	208	225	(2)	(9)	628	675
Rent and maintenance of IT and other equipment	91	97	113	(6)	(19)	331	379
Communication and market data services	129	126	153	2	(16)	409	476
Administration¹	882	1,005	220	(12)	301	2,109	623
Marketing and public relations	66	67	101	(1)	(35)	225	328
Travel and entertainment	87	97	84	(10)	4	270	311
Professional fees	275	253	268	9	3	781	866
Outsourcing of IT and other services	320	218	374	47	(14)	908	1,182
Provisions for litigation, regulatory and similar matters²	197	9	419		(53)	239	530
Other	32	31	27	3	19	93	55
Total general and administrative expenses³	2,282	2,111	1,985	8	15	5,993	5,423

1 Includes credits related to the UK bank levy of CHF 71 million for the first nine months of 2017, of which CHF 46 million was recorded in the second quarter of 2017 and CHF 25 million in the first quarter of 2017.    2 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. The third quarter of 2017 included an indemnification payment of CHF 245 million to BTG Investments. Refer to Note 13 for more information. Also includes recoveries from third parties (third quarter of 2017: CHF 50 million; second quarter of 2017: CHF 1 million; third quarter of 2016: CHF 0 million).    3 Includes restructuring expenses. Refer to Note 15 for more information.

Note 7   Income taxes

UBS AG recognized a net income tax expense of CHF 256 million for the third quarter of 2017 compared with a net income tax expense of CHF 41 million for the third quarter of 2016.

The third quarter 2017 net income tax expense included tax expenses of CHF 430 million in respect of current-year taxable profits. This included current tax expenses of CHF 217 million and deferred tax expenses of CHF 213 million, the latter mainly representing amortization of prior-year Swiss tax loss and temporary difference deferred tax assets (DTAs).

The third quarter 2017 net income tax expense also included a net upward revaluation of DTAs of CHF 174 million. This net benefit reflected an increase in US DTAs of CHF 224 million, partly offset by a net write-down of Swiss DTAs of CHF 50 million. The increase in US DTAs was primarily driven by higher profit forecasts for Wealth Management Americas. The write-down of Swiss DTAs primarily reflected a reduction in the effective tax rate at which the Swiss DTAs are measured, resulting from a change in the mix of forecast profits principally between operating income and dividends.

The interim Financial Statements have been prepared on the basis that UBS Limited is able to offset part of its taxable profits with prior-year tax losses transferred from UBS AG in 2014 and 2015. During 2016, the UK tax authorities indicated that they do not agree with this tax return filing position, but the authorities have recently advised UBS that they accept that a transfer can occur and will now proceed to examine the amount of losses to be transferred. UBS believes that any differences between the final transfer amount to be agreed with the UK tax authorities and the original tax return filing position will not be material to the financial statements.

In the fourth quarter of 2017, we expect to recognize a further net upward revaluation of DTAs, representing approximately 25% of the full-year revaluation, as adjusted for any further revaluations that may be required following the finalization of the business plans in the quarter.

Note 8  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016, which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.9.17				30.6.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	91,067	17,118	1,974	110,159	87,651	14,011	1,593	103,255	76,046	14,377	1,689	92,112
of which:
Government bills / bonds	14,331	1,420	0	15,751	14,244	992	0	15,236	10,500	1,319	0	11,820
Corporate and municipal bonds	60	8,224	543	8,827	55	7,173	788	8,016	58	6,722	591	7,371
Loans	0	3,173	1,109	4,282	0	1,371	502	1,873	0	1,356	681	2,037
Investment fund units	5,080	2,911	17	8,009	5,242	2,946	25	8,213	6,114	3,521	63	9,698
Asset-backed securities	0	271	157	428	0	340	146	486	0	470	215	685
Equity instruments	62,684	282	80	63,046	58,971	517	62	59,549	50,916	397	65	51,378
Financial assets for unit-linked investment contracts	8,912	837	67	9,816	9,140	672	69	9,881	8,459	591	74	9,123

Positive replacement values	599	117,307	1,556	119,462	699	119,292	1,919	121,910	434	155,428	2,549	158,411
of which:
Interest rate contracts	2	45,213	149	45,364	1	47,589	161	47,751	8	57,703	278	57,988
Credit derivative contracts	0	2,724	613	3,338	0	2,245	777	3,023	0	2,562	1,313	3,875
Foreign exchange contracts	320	47,410	193	47,923	278	51,601	182	52,062	263	75,607	222	76,092
Equity / index contracts	9	20,231	600	20,840	18	16,568	799	17,385	1	17,274	729	18,003
Commodity contracts	0	1,495	0	1,495	0	1,249	0	1,250	0	2,269	8	2,277

Financial assets designated at fair value	18,864	29,904	1,605	50,374	21,488	28,367	1,580	51,436	39,641	23,304	2,079	65,024
of which:
Government bills / bonds	17,994	3,208	0	21,201	20,579	3,916	0	24,494	39,439	4,361	0	43,799
Corporate and municipal bonds	686	21,142	0	21,828	730	20,575	0	21,306	15	16,860	0	16,875
Loans (including structured loans)	0	5,406	539	5,945	0	3,809	483	4,293	0	2,043	1,195	3,238
Structured reverse repurchase and securities borrowing agreements	0	149	547	696	0	65	577	643	0	40	644	684
Other	185	0	519	704	179	1	520	701	187	0	240	427

Financial assets available for sale	7,437	5,087	520	13,043	7,675	5,969	470	14,114	6,299	8,891	486	15,676
of which:
Government bills / bonds	5,165	225	0	5,391	5,510	261	0	5,771	5,444	450	0	5,894
Corporate and municipal bonds	2,108	1,090	7	3,206	2,000	2,097	12	4,109	646	4,939	12	5,596
Investment fund units	0	70	115	184	0	69	99	168	0	51	126	177
Asset-backed securities	0	3,687	0	3,687	0	3,527	0	3,527	0	3,381	0	3,381
Equity instruments	163	15	398	576	165	14	359	539	204	71	336	611

Non-financial assets
Precious metals and other physical commodities	4,283	0	0	4,283	4,508	0	0	4,508	4,583	0	0	4,583

Assets measured at fair value on a non-recurring basis
Other assets³	0	58	34	92	0	61	34	95	5,060	131	56	5,248
Total assets measured at fair value	122,250	169,475	5,688	297,413	122,021	167,702	5,596	295,318	132,064	202,132	6,860	341,056

Note 8   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)¹
	30.9.17				30.6.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	24,760	5,797	65	30,622	20,539	4,695	87	25,321	18,808	3,898	119	22,825
of which:
Government bills / bonds	7,178	731	0	7,909	6,378	591	0	6,969	5,573	648	0	6,221
Corporate and municipal bonds	32	4,513	21	4,565	39	3,799	6	3,844	12	2,927	37	2,976
Investment fund units	729	257	0	986	547	51	0	599	484	91	20	595
Equity instruments	16,821	295	45	17,160	13,574	254	80	13,908	12,740	227	62	13,028

Negative replacement values	564	112,391	2,502	115,457	650	115,528	2,849	119,027	539	149,255	4,016	153,810
of which:
Interest rate contracts	9	38,885	405	39,298	1	41,046	317	41,365	12	51,990	475	52,476
Credit derivative contracts	0	3,824	340	4,164	0	2,997	963	3,960	0	3,269	1,538	4,807
Foreign exchange contracts	293	46,178	125	46,596	287	50,996	138	51,421	274	71,668	148	72,089
Equity / index contracts	5	22,159	1,630	23,794	11	19,341	1,430	20,783	1	20,254	1,854	22,109
Commodity contracts	0	1,236	1	1,237	0	1,116	0	1,116	0	2,040	1	2,041

Financial liabilities designated at fair value	5	44,386	12,194	56,585	10	42,074	12,131	54,215	2	44,007	11,008	55,017
of which:
Issued debt instruments	4	39,181	10,358	49,543	9	37,693	10,228	47,930	0	40,242	9,688	49,930
Over-the-counter debt instruments	2	4,672	1,781	6,455	2	3,994	1,850	5,846	2	3,611	1,050	4,663
Structured repurchase agreements	0	529	51	580	0	381	48	429	0	130	266	395
Loan commitments and guarantees	0	4	4	8	0	6	4	10	0	25	5	29

Other liabilities – amounts due under unit-linked investment contracts	0	9,893	0	9,893	0	10,099	0	10,099	0	9,286	0	9,286

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0	2	0	2	0	5	0	5	0	5,213	0	5,213
Total liabilities measured at fair value	25,329	172,469	14,762	212,560	21,199	172,402	15,067	208,667	19,349	211,660	15,143	246,152

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 26 million (of which CHF 31 million were net Level 2 assets and CHF 5 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 30 June 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 31 million (of which CHF 36 million were net Level 2 assets and CHF 5 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 December 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 50 million (of which CHF 58 million were net Level 2 assets and CHF 8 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued.    2 Financial assets held for trading exclude precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

b) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss related to financial instruments other than financial assets available for sale is released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss related to financial assets available for sale is released into Other comprehensive income when pricing of equivalent products or the underlying parameters become observable and is released into Other income when the assets are sold.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Balance at the beginning of the period	349	365	444	371	421
Profit / (loss) deferred on new transactions	76	65	67	192	227
(Profit) / loss recognized in the income statement	(79)	(66)	(105)	(199)	(216)
(Profit) / loss recognized in other comprehensive income	0	0	0	0	(23)
Foreign currency translation	5	(15)	(2)	(13)	(7)
Balance at the end of the period	351	349	403	351	403

c) Transfers between Level 1 and Level 2

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately CHF 0.7 billion, which were mainly comprised of financial assets designated at fair value and trading portfolio assets, primarily corporate and municipal bonds as well as investment fund units, were transferred from Level 2 to Level 1 during the first nine months of 2017, generally due to increased levels of trading activity observed within the market. Liabilities transferred from Level 2 to Level 1 during the first nine months of 2017 were negligible.

Assets totaling approximately CHF 0.2 billion, which were mainly comprised of financial assets available for sale, largely government bills / bonds, were transferred from Level 1 to Level 2 during the first nine months of 2017, generally due to diminished levels of trading activity observed in the market. Liabilities transferred from Level 1 to Level 2 during the first nine months of 2017 were negligible.

Note 8   Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.17			31.12.16
CHF billion	30.9.17	31.12.16	30.9.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹

Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate and municipal bonds	0.6	0.6	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	133	88	0	128	88	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.1	2.0	0.0	0.0	Relative value to market comparable	Loan price equivalent	82	102	93	39	103	94	points
					Discounted expected cash flows	Credit spread	29	177		71	554		basis points
					Market comparable and securitization model	Discount margin	0	14	2	0	16	2%
Structured (reverse) repurchase agreements	0.5	0.6	0.1	0.3	Discounted expected cash flows	Funding spread	15	195		15	195		basis points
Issued and over-the-counter debt instruments³			12.1	10.7

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.17			31.12.16
CHF billion	30.9.17	31.12.16	30.9.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹

Replacement values
Interest rate contracts	0.1	0.3	0.4	0.5	Option model	Volatility of interest rates	24	136		26	176%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	73	100		36	94%
Credit derivative contracts	0.6	1.3	0.3	1.5	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	689		0	791		basis points
						Upfront price points	1	70		1	13%
						Recovery rates	15	50		0	50%
						Discount margin	0	13		(1)	68%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	6	12		1	15%
						Constant default rate	1	5		1	8%
						Loss severity	40	90		40	100%
						Discount margin	1	6		0	11%
						Bond price equivalent	3	161		3	100		points
Equity / index contracts	0.6	0.7	1.6	1.9	Option model	Equity dividend yields	0	15		0	15%
						Volatility of equity stocks, equity and other indices	0	225		0	150%
						Equity-to-FX correlation	(38)	82		(45)	82%
						Equity-to-equity correlation	(50)	98		12	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Valuation techniques, significant unobservable inputs and the respective input ranges for issued debt instruments and over-the-counter debt instruments are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Note 8   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1 through 3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.17		30.6.17		31.12.16
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate and municipal bonds	17	(16)	15	(20)	34	(39)
Traded loans, loans designated at fair value, loan commitments and guarantees	83	(12)	80	(8)	82	(10)
Equity instruments	67	(45)	71	(50)	67	(47)
Interest rate derivative contracts, net	31	(47)	22	(40)	41	(42)
Credit derivative contracts, net	98	(126)	119	(136)	131	(183)
Foreign exchange derivative contracts, net	11	(6)	12	(6)	17	(8)
Equity / index derivative contracts, net	64	(63)	73	(81)	63	(63)
Issued and over-the-counter debt instruments	92	(92)	85	(89)	96	(93)
Other	26	(24)	23	(23)	29	(31)
Total	489	(431)	499	(452)	560	(517)

1 Of the total favorable changes, CHF 74 million as of 30 September 2017 (30 June 2017: CHF 72 million; 31 December 2016: CHF 75 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 53 million as of 30 September 2017 (30 June 2017: CHF 51 million; 31 December 2016: CHF 55 million) related to financial assets available for sale.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy, and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 0.7 billion and CHF 1.0 billion, respectively. Transfers into Level 3 were primarily comprised of equity / index contracts and equity instruments, and were mainly due to decreased observability of the respective equity volatility and market pricing inputs. Transfers out of Level 3 were primarily comprised of equity / index and credit derivative contracts, reflecting increased observability of the respective equity volatility and credit spread inputs.

Liabilities transferred into and out of Level 3 totaled CHF 0.8 billion and CHF 2.7 billion, respectively. Transfers into Level 3 were primarily comprised of equity-linked issued debt instruments, due to decreased observability of the respective equity volatility inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked issued debt instruments, credit derivative and equity / index contracts resulting from changes in the availability of the observable equity volatility and credit spread inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / (losses) included in comprehensive income
CHF billion	Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2016

Financial assets held for trading	2.1	0.0	(0.1)	0.8	(4.2)	2.9	0.0	0.5	(0.3)	(0.1)	1.7
of which:
Corporate and municipal bonds	0.7	0.1	0.0	0.5	(0.6)	0.0	0.0	0.1	(0.1)	(0.1)	0.7
Loans	0.8	0.0	0.0	0.1	(3.0)	2.9	0.0	0.1	(0.2)	0.0	0.6
Other	0.6	(0.1)	(0.1)	0.2	(0.6)	0.0	0.0	0.4	0.0	0.0	0.4

Financial assets designated at fair value	3.3	(0.1)	(0.1)	0.0	0.0	0.6	(1.5)	0.4	(0.1)	(0.1)	2.5
of which:
Loans (including structured loans)	1.7	(0.2)	(0.2)	0.0	0.0	0.5	(0.6)	0.4	(0.1)	(0.1)	1.7
Structured reverse repurchase and securities borrowing agreements	1.5	0.0	0.0	0.0	0.0	0.1	(0.9)	0.0	0.0	0.0	0.7
Other	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2

Financial assets available for sale	0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.6

Positive replacement values	2.9	(0.2)	(0.2)	0.0	0.0	0.7	(1.4)	0.9	(0.1)	(0.1)	2.6
of which:
Credit derivative contracts	1.3	(0.1)	(0.1)	0.0	0.0	0.3	(0.5)	0.2	0.0	(0.1)	1.1
Equity / index contracts	1.0	(0.1)	(0.1)	0.0	0.0	0.3	(0.4)	0.2	(0.1)	0.0	0.8
Other	0.6	(0.1)	(0.1)	0.0	0.0	0.2	(0.5)	0.5	0.0	0.0	0.7

Negative replacement values	3.3	0.8	0.8	0.0	0.0	0.7	(1.3)	0.9	(0.4)	0.1	3.9
of which:
Credit derivative contracts	1.3	0.7	0.7	0.0	0.0	0.0	(0.4)	0.1	(0.1)	0.0	1.6
Equity / index contracts	1.4	(0.1)	(0.2)	0.0	0.0	0.6	(0.4)	0.2	(0.2)	0.0	1.5
Other	0.6	0.2	0.2	0.0	0.0	0.0	(0.4)	0.7	(0.1)	0.1	0.9

Financial liabilities designated at fair value	10.7	0.6	0.5	0.0	0.0	3.1	(2.5)	1.2	(2.3)	(0.2)	10.5
of which:
Issued debt instruments	9.3	0.6	0.5	0.0	0.0	2.6	(1.6)	1.1	(2.3)	(0.2)	9.6
Over-the-counter debt instruments	0.8	0.0	0.0	0.0	0.0	0.4	(0.5)	0.1	0.0	0.0	0.7
Structured repurchase agreements	0.6	0.0	0.0	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	0.3

1 Total Level 3 assets as of 30 September 2017 were CHF 5.7 billion (30 June 2017: CHF 5.6 billion; 31 December 2016: CHF 6.9 billion). Total Level 3 liabilities as of 30 September 2017 were CHF 14.8 billion (30 June 2017: CHF 15.1 billion; 31 December 2016: CHF 15.1 billion).

Note 8   Fair value measurement (continued)

	Total gains / (losses) included in comprehensive income
Balance as of 31 December 2016	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2017¹

1.7	0.0	0.0	0.5	(2.4)	2.2	0.0	0.3	(0.2)	0.0	2.0

0.6	0.0	0.0	0.3	(0.4)	0.0	0.0	0.1	0.0	0.0	0.5
0.7	0.1	0.0	0.0	(1.8)	2.2	0.0	0.0	(0.1)	0.0	1.1
0.4	(0.1)	0.0	0.1	(0.2)	0.0	0.0	0.1	(0.1)	0.0	0.3

2.1	0.0	0.0	0.0	0.0	0.3	(0.8)	0.1	(0.1)	0.0	1.6

1.2	0.1	0.1	0.0	0.0	0.0	(0.7)	0.0	(0.1)	0.0	0.5
0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
0.2	(0.1)	(0.1)	0.0	0.0	0.3	0.0	0.1	0.0	0.0	0.5

0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.5

2.5	(0.2)	(0.3)	0.0	0.0	0.7	(1.0)	0.2	(0.7)	0.0	1.6

1.3	(0.2)	(0.2)	0.0	0.0	0.0	(0.4)	0.0	(0.3)	0.0	0.6
0.7	(0.1)	(0.1)	0.0	0.0	0.6	(0.4)	0.1	(0.4)	0.0	0.6
0.5	0.0	(0.1)	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	0.3

4.0	0.1	(0.1)	0.0	0.0	0.4	(0.9)	0.2	(1.3)	0.0	2.5

1.5	0.0	(0.1)	0.0	0.0	0.1	(0.5)	0.0	(0.8)	0.0	0.3
1.9	0.1	0.1	0.0	0.0	0.3	(0.3)	0.1	(0.5)	0.0	1.6
0.6	0.0	(0.1)	0.0	0.0	0.1	(0.1)	0.1	0.0	0.0	0.5

11.0	1.1	0.8	0.0	0.0	5.2	(4.0)	0.6	(1.4)	(0.2)	12.2

9.7	1.0	0.8	0.0	0.0	3.8	(3.3)	0.6	(1.2)	(0.2)	10.4
1.1	0.1	0.0	0.0	0.0	1.3	(0.6)	0.0	0.0	0.0	1.8
0.3	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.2)	0.0	0.1

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.17		30.6.17		31.12.16
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	94.6	94.6	100.1	100.1	107.8	107.8
Due from banks	15.0	15.0	14.4	14.4	13.1	13.1
Cash collateral on securities borrowed	16.6	16.6	15.1	15.1	15.1	15.1
Reverse repurchase agreements	87.9	87.9	75.3	75.3	66.2	66.2
Cash collateral receivables on derivative instruments	24.9	24.9	22.7	22.7	26.7	26.7
Loans	316.7	318.9	310.4	312.5	307.0	310.4
Financial assets held to maturity	9.0	8.9	8.7	8.6	9.3	9.1
Other assets	23.2	23.2	21.2	21.2	18.5	18.5
Liabilities
Due to banks	10.6	10.6	11.6	11.6	10.6	10.6
Cash collateral on securities lent	2.4	2.4	2.5	2.5	2.8	2.8
Repurchase agreements	17.5	17.5	11.3	11.3	6.6	6.6
Cash collateral payables on derivative instruments	31.9	31.9	31.5	31.5	35.5	35.5
Due to customers	439.6	441.1	438.3	439.7	450.2	450.6
Debt issued	98.9	101.0	90.8	92.8	79.0	81.1
Other liabilities	38.0	38.0	36.2	36.2	39.0	39.0

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 9  Derivative instruments

a) Derivative instruments

As of 30.9.17, CHF billion	Positive replacement values	Notional values related to positive replacement values¹	Negative replacement values	Notional values related to negative replacement values¹	Other notional values²
Derivative instruments
Interest rate contracts	45.4	1,123	39.3	1,036	10,312
Credit derivative contracts	3.3	109	4.2	110	1
Foreign exchange contracts	47.9	2,364	46.6	2,211	2
Equity / index contracts	20.8	383	23.8	455	83
Commodity contracts	1.5	36	1.2	33	8
Unsettled purchases of non-derivative financial instruments³	0.3	29	0.1	21
Unsettled sales of non-derivative financial instruments³	0.2	29	0.3	23
Total derivative instruments, based on IFRS netting⁴	119.5	4,073	115.5	3,890	10,405
Further netting potential not recognized on the balance sheet⁵	(104.4)		(98.8)
of which: netting of recognized financial liabilities / assets	(83.4)		(83.4)
of which: netting with collateral received / pledged	(21.0)		(15.4)
Total derivative instruments, after consideration of further netting potential	15.1		16.7

As of 30.6.17, CHF billion
Derivative instruments
Interest rate contracts	47.8	1,065	41.4	976	10,324
Credit derivative contracts	3.0	107	4.0	116	2
Foreign exchange contracts	52.1	2,292	51.4	2,144	8
Equity / index contracts	17.4	302	20.8	367	65
Commodity contracts	1.2	33	1.1	32	8
Unsettled purchases of non-derivative financial instruments³	0.2	24	0.2	29
Unsettled sales of non-derivative financial instruments³	0.2	36	0.2	15
Total derivative instruments, based on IFRS netting⁴	121.9	3,859	119.0	3,678	10,408
Further netting potential not recognized on the balance sheet⁵	(107.7)		(98.9)
of which: netting of recognized financial liabilities / assets	(85.3)		(85.3)
of which: netting with collateral received / pledged	(22.4)		(13.5)
Total derivative instruments, after consideration of further netting potential	14.2		20.2

As of 31.12.16, CHF billion
Derivative instruments
Interest rate contracts	58.0	1,152	52.5	1,060	9,730
Credit derivative contracts	3.9	123	4.8	140
Foreign exchange contracts	76.1	2,470	72.1	2,286	6
Equity / index contracts	18.0	269	22.1	318	55
Commodity contracts	2.3	39	2.0	36	9
Unsettled purchases of non-derivative financial instruments³	0.1	18	0.1	10
Unsettled sales of non-derivative financial instruments³	0.1	13	0.2	11
Total derivative instruments, based on IFRS netting⁴	158.4	4,084	153.8	3,860	9,799
Further netting potential not recognized on the balance sheet⁵	(139.8)		(129.6)
of which: netting of recognized financial liabilities / assets	(113.1)		(113.1)
of which: netting with collateral received / pledged	(26.7)		(16.6)
Total derivative instruments, after consideration of further netting potential	18.6		24.2

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. Many of these derivatives are either legally or economically settled on a daily basis. The residual unsettled fair value of these derivatives and the fair value of other derivatives that are presented on the balance sheet net of the corresponding cash margin, both within Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments, were not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to Note 24 in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Derivative instruments (continued)

b) Cash collateral on derivative instruments

CHF billion	Receivables 30.9.17	Payables 30.9.17	Receivables 30.6.17	Payables 30.6.17	Receivables 31.12.16	Payables 31.12.16
Cash collateral on derivative instruments, based on IFRS netting¹	24.9	31.9	22.7	31.5	26.7	35.5
Further netting potential not recognized on the balance sheet²	(13.6)	(17.3)	(11.2)	(18.4)	(15.1)	(22.2)
of which: netting of recognized financial liabilities / assets	(12.7)	(16.0)	(10.7)	(17.8)	(14.2)	(20.8)
of which: netting with collateral received / pledged	(1.0)	(1.3)	(0.5)	(0.7)	(1.0)	(1.4)
Cash collateral on derivative instruments, after consideration of further netting potential	11.3	14.6	11.5	13.1	11.5	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Effective 3 January 2017, interest rate swaps and credit derivatives transacted with the Chicago Mercantile Exchange (CME) were legally converted from the previous collateral model to a settlement model resulting in a derecognition of the associated assets and liabilities, with UBS no longer applying IAS 32 netting principles. Refer to Note 9 in the “Consolidated financial statements” section of the first quarter 2017 report for more information.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to Note 24 in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Note 10  Other assets and liabilities

CHF million	30.9.17	30.6.17	31.12.16

Other assets
Prime brokerage receivables¹	14,042	12,388	9,828
Recruitment loans to financial advisors	2,597	2,643	3,087
Other loans to financial advisors	561	557	471
Bail deposit²	1,304	1,246	1,213
Accrued interest income	607	558	526
Accrued income – other	872	861	822
Prepaid expenses	899	921	1,008
Settlement and clearing accounts	805	385	516
VAT and other tax receivables	297	303	261
Properties and other non-current assets held for sale	92	95	111
Assets of disposal group held for sale	0	0	5,137
Other	2,589	2,760	2,433
Total other assets	24,665	22,717	25,412

Other liabilities
Prime brokerage payables¹	31,180	30,068	31,973
Amounts due under unit-linked investment contracts	9,893	10,099	9,286
Compensation-related liabilities	4,551	3,983	5,256
of which: accrued expenses	2,069	1,501	2,367
of which: other deferred compensation plans	1,563	1,412	1,623
of which: net defined benefit pension and post-employment liabilities	919	1,070	1,266
Third-party interest in consolidated investment funds	317	342	751
Settlement and clearing accounts	1,168	699	1,011
Current and deferred tax liabilities	767	656	911
VAT and other tax payables	408	469	487
Deferred income	181	192	168
Accrued interest expenses	1,203	1,076	1,571
Other accrued expenses	2,230	2,114	2,427
Liabilities of disposal group held for sale	0	0	5,213
Other	1,942	1,897	1,390
Total other liabilities	53,839	51,596	60,443

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 13b for more information.

Note 11  Financial liabilities designated at fair value

CHF million	30.9.17	30.6.17	31.12.16
Issued debt instruments
Equity-linked¹	34,317	31,869	29,831
Rates-linked	6,536	6,801	10,150
Credit-linked	3,228	3,748	4,101
Fixed-rate	3,271	3,123	2,972
Other	2,189	2,389	2,875
Total issued debt instruments	49,543	47,930	49,930
Over-the-counter debt instruments	6,455	5,846	4,663
Other	587	439	425
Total	56,585	54,215	55,017
of which: life-to-date own credit (gain) / loss	164	128	(141)
1 Includes investment fund unit-linked instruments issued.

Note 12  Debt issued held at amortized cost

CHF million	30.9.17	30.6.17	31.12.16
Certificates of deposit	26,594	33,162	20,207
Commercial paper	17,561	6,530	1,653
Other short-term debt	3,907	4,199	4,318
Short-term debt¹	48,062	43,891	26,178
Senior fixed-rate bonds	29,107	25,527	27,008
Covered bonds	4,052	3,896	5,836
Subordinated debt	9,141	8,983	11,554
of which: low-trigger loss-absorbing tier 2 capital instruments	8,256	8,110	10,429
of which: non-Basel III-compliant tier 2 capital instruments	886	873	1,125
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,368	8,369	8,302
Other long-term debt	131	91	121
Long-term debt²	50,799	46,866	52,820
Total debt issued held at amortized cost³	98,861	90,757	78,998

1 Debt with an original maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives with a net positive fair value of CHF 14 million as of 30 September 2017 (30 June 2017: net positive fair value of CHF 20 million; 31 December 2016: net positive fair value of CHF 38 million).

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2016	50	3,261	498	54	138	77	91	4,169
Balance as of 30 June 2017	47	2,446	364	53	125	57	74	3,167
Additions from acquired companies	0	0	0	0	0	0	7	7
Increase in provisions recognized in the income statement	4	310	40	1	0	1	13	369
Release of provisions recognized in the income statement	(1)	(63)	(24)	(6)	0	(2)	0	(97)
Provisions used in conformity with designated purpose	(6)	(313)	(65)	0	(2)	0	(1)	(387)
Capitalized reinstatement costs	0	0	0	0	0	0	0	1
Foreign currency translation / unwind of discount	(1)	30	8	0	1	1	1	39
Balance as of 30 September 2017	44	2,410	323³	48	124⁴	57	93	3,098

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Consists of personnel-related restructuring provisions of CHF 62 million as of 30 September 2017 (30 June 2017: CHF 74 million; 31 December 2016: CHF 150 million) and provisions for onerous lease contracts of CHF 261 million as of 30 September 2017 (30 June 2017: CHF 290 million; 31 December 2016: CHF 348 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 84 million as of 30 September 2017 (30 June 2017: CHF 83 million; 31 December 2016: CHF 85 million) and provisions for onerous lease contracts of CHF 41 million as of 30 September 2017 (30 June 2017: CHF 42 million; 31 December 2016: CHF 53 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance that are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 13b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Note 13   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 13a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a USD 203 million fine and is subject to a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group third quarter 2017 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2016	292	425	78	5	616	259	0	1,585	3,261
Balance as of 30 June 2017	249	361	77	5	391	253	0	1,110	2,446
Increase in provisions recognized in the income statement	20	10	0	0	2	248	0	31	310
Release of provisions recognized in the income statement	0	(3)	0	(5)²	(47)	(1)	0	(7)	(63)
Provisions used in conformity with designated purpose	(1)	(46)	0	0	(5)	(259)	0	(1)	(313)
Foreign currency translation / unwind of discount	11	3	1	0	3	1	0	11	30
Balance as of 30 September 2017	279	325	78	0	344	241	0	1,144	2,410

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.    2 In the third quarter of 2017, a release of CHF 5 million was recognized in Provisions for litigation, regulatory and similar matters, with a corresponding increase in Other provisions.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders.

Since 2013, UBS (France) S.A. and UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory and regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and which transfers the case to court. The trial schedule has not yet been announced.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 September 2017 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Note 13   Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action (Trustee Suit) in the US District Court for the Southern District of New York (SDNY) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion. Approximately 9,000 loans were at issue in a bench trial in the SDNY in 2016, following which the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. In October 2017, UBS and certain holders of the RMBS in the Trustee Suit entered into an agreement under which UBS has agreed to pay an aggregate of USD 543 million into the relevant RMBS trusts, plus certain attorneys’ fees. A portion of these settlement costs will be borne by other parties that indemnified UBS. The agreement is subject to the trustee for the RMBS trusts becoming a party thereto. The security holders who are parties to the settlement agreement have requested that the trustee conduct a vote of security holders to approve or reject the settlement, and each of these security holders has agreed to vote its securities in favor of the settlement. Giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved, and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. UBS has provided and continues to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. UBS is cooperating with the authorities in these matters.

Our balance sheet at 30 September 2017 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS Europe SE, Luxembourg branch, and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee). These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively.

In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. The Luxembourg Court of Appeal has found in favor of UBS and dismissed all of these test case appeals, confirming that the claims are inadmissible. The Luxembourg Supreme Court has also dismissed a further appeal brought by the claimant in one of the test cases.

In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. The SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. The SDNY decision was affirmed on appeal and is now final. In 2016, the bankruptcy court issued an opinion dismissing the remaining claims for recovery of transfers of fraudulent conveyances and preference payments on the ground that the US Bankruptcy Code does not apply to transfers that occurred outside the US. The BMIS Trustee has appealed that ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal.

In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.2 billion, of which claims with aggregate claimed damages of USD 1.2 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendant’s motion to dismiss the action based on a forum selection clause in the loan agreements. The Puerto Rico Supreme Court reversed that decision and remanded the case back to the trial court for reconsideration.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

Note 13   Provisions and contingent liabilities (continued)

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In December 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In March 2017, the court denied defendants’ motion to dismiss the amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In 2016, the court denied plaintiffs’ motion for class certification. In March 2017, the US Court of Appeals for the First Circuit denied plaintiffs’ petition seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification.

In 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments, in 2016, the Commonwealth defaulted on payments on its general obligation debt (GO Bonds), and in 2017 the Commonwealth defaulted on payments on its debt backed by the Commonwealth’s Sales and Use Tax (COFINA Bonds) as well as on bonds issued by the Commonwealth’s Employee Retirement System (ERS Bonds). The funds hold significant amounts of both COFINA and ERS Bonds and the defaults on interest payments are expected to adversely affect dividends from the funds. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors’ rights. In May and June 2017, the oversight board placed the GO, COFINA and ERS Bonds, among others, into a bankruptcy-like proceeding under the supervision of a Federal District Judge as authorized by the oversight board’s enabling statute. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 30 September 2017 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties to UBS AG. In addition, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Refer to Note 20b in the “Consolidated financial statements” section of the Annual Report 2016 for more information on regulatory actions related to foreign exchange and precious metals and grants of conditional immunity or leniency. Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal. The appeals court heard oral argument in June 2017.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of a putative class of persons and entities who had indirectly purchased FX instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint. In April and June 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed in June 2017.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases sought to amend their complaints to add new allegations about UBS, which the court granted. The plaintiffs filed their amended complaints in June 2017. In March 2017, the court in New York granted UBS’s motion to dismiss the platinum and palladium action. In May 2017, plaintiffs in the platinum and palladium action filed an amended complaint that did not allege claims against UBS.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the FSA, the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission (EC) and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity. Refer to Note 20b in the “Consolidated financial statements” section of the Annual Report 2016 for more information on regulatory actions relating to benchmark rates and grants of conditional immunity or leniency. Investigations by certain governmental authorities remain ongoing notwithstanding these resolutions.

Note 13   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR, Australian BBSW and USD ISDAFIX, and seek unspecified compensatory and other damages under varying legal theories.

In 2013, the US district court in the USD LIBOR action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in 2016, vacated the district court’s ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In December 2016, the district court again dismissed plaintiffs’ antitrust claims, this time for lack of personal jurisdiction over UBS and other foreign banks. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. In 2017, the court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR and the SIBOR and SOR lawsuits dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. UBS and other defendants in other lawsuits including those related to GBP LIBOR and Australian BBSW have filed motions to dismiss. In 2016, UBS entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. Since 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from January 2006 through June 2013, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. On 12 July 2017, the court overseeing the ISDAFIX class action preliminarily approved a settlement agreement between UBS AG and the plaintiffs, whereby UBS AG agreed to pay USD 14 million to settle the case in its entirety.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 September 2017 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2017 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. In August 2017, UBS and BTG agreed to resolve the largest indemnification claim (UBS’s portion of which was approximately BRL 2 billion) relating to a tax assessment that had disallowed goodwill amortization deductions. In connection with this resolution, UBS paid CHF 245 million to BTG, which then submitted the underlying tax assessment for resolution in a Brazilian tax amnesty program. Of the remaining BRL 732 million in indemnification claims, administrative courts have ruled in favor of BTG in respect of BRL 455 million of assessments related to profit-sharing plans, with the remainder of the assessments pending at various levels of the administrative or judicial court system.

8. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings, which could result in financial ramifications for UBS, including fines and obligations to pay investor compensation, and suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time.

In January 2017, a writ was filed by the SFC with Hong Kong’s High Court in which UBS was named as one of six defendants from whom the SFC was seeking investor compensation in an unspecified amount for losses incurred by certain shareholders of China Forestry Holdings Company Limited, for whom UBS acted as a sponsor in connection with their 2009 listing application. In August 2017, the SFC filed an amended writ that did not name UBS and some of the other defendants, thereby discontinuing this action against UBS.

Note 14   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.17			30.6.17			31.12.16
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,812	(442)	6,371	6,411	(390)	6,021	6,447	(424)	6,023
Performance guarantees and similar instruments	3,309	(815)	2,494	3,229	(654)	2,575	3,190	(696)	2,494
Documentary credits	6,578	(1,652)	4,926	6,198	(1,611)	4,587	7,074	(1,761)	5,313
Total guarantees	16,699	(2,908)	13,791	15,838	(2,656)	13,182	16,711	(2,881)	13,830
Loan commitments	39,658	(1,103)	38,555	42,222	(1,349)	40,874	54,430	(1,513)	52,917
Forward starting transactions¹
Reverse repurchase agreements	21,814			25,218			10,178
Securities borrowing agreements	88			183			36
Repurchase agreements	16,596			20,890			5,984
1 Cash to be paid in the future by either UBS or the counterparty.

Note 15   Changes in organization

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business that UBS AG engages in or the manner in which such business is conducted. Restructuring expenses are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Wealth Management	114	109	139	311	304
Wealth Management Americas	24	25	38	71	109
Personal & Corporate Banking	25	23	41	67	95
Asset Management	26	23	34	70	88
Investment Bank	83	75	181	236	461
Corporate Center	18	8	4	38	16
of which: Services	15	4	(2)	30	3
of which: Group ALM	1	1	0	3	0
of which: Non-core and Legacy Portfolio	1	2	7	6	13
Total net restructuring expenses	290	263	436	793	1,072
of which: personnel expenses	104	57	249	273	562
of which: general and administrative expenses	185	206	187	514	510
of which: depreciation and impairment of property, equipment and software	2	0	1	6	1
of which: amortization and impairment of intangible assets	0	0	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Salaries and variable compensation	84	49	247	233	557
Contractors	14	9	13	37	41
Social security	1	2	3	5	6
Pension and other post-employment benefit plans	0	(4)	(18)	(8)	(52)
Other personnel expenses	4	1	4	6	10
Total net restructuring expenses: personnel expenses	104	57	249	273	562

Net restructuring expenses by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
Occupancy	17	22	27	57	97
Rent and maintenance of IT and other equipment	8	(6)	28	30	72
Administration	98	106	7	209	17
Travel and entertainment	3	2	3	6	9
Professional fees	40	34	39	101	109
Outsourcing of IT and other services	28	49	80	120	228
Other¹	(9)	(1)	3	(10)	(22)
Total net restructuring expenses: general and administrative expenses	185	206	187	514	510
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Changes in organization (continued)

Transfer of shared services functions to UBS Business Solutions AG

In the second quarter of 2017, UBS transferred shared services functions in Switzerland from UBS AG to UBS Business Solutions AG, UBS's Group service company and a wholly owned subsidiary of UBS Group AG. The transfer was recorded retrospectively as of 1 April 2017 and resulted in the derecognition of CHF 706 million of assets and CHF 259 million of liabilities, the granting of a loan of CHF 140 million and a reduction in share premium within equity attributable to shareholders of CHF 307 million for UBS AG consolidated.

Following the transfer, UBS Business Solutions AG charges other legal entities within the Group for services provided, including a markup on costs incurred. For UBS AG, this has resulted in a decrease in direct costs recognized as personnel and depreciation expenses, which was more than offset by an increase in general and administrative expenses related to the service charge from UBS Business Solutions AG. In addition, entities within the UBS AG consolidated scope now charge UBS Business Solutions AG for certain services provided to Swiss shared services functions, resulting in an increase in other income for UBS AG.

Note 16   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.9.17	30.6.17	31.12.16	30.9.16	30.9.17	30.6.17	30.9.16	30.9.17	30.9.16
1 USD	0.97	0.96	1.02	0.97	0.97	0.97	0.97	0.98	0.98
1 EUR	1.14	1.10	1.07	1.09	1.14	1.09	1.09	1.10	1.09
1 GBP	1.30	1.25	1.26	1.26	1.27	1.26	1.27	1.26	1.35
100 JPY	0.86	0.85	0.87	0.96	0.87	0.87	0.95	0.88	0.91

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 17   Events after the reporting period

Sale of subsidiaries and businesses

On 1 October 2017, UBS AG completed the sale of Asset Management’s fund administration servicing units in Luxembourg and Switzerland to Northern Trust, resulting in a pre-tax gain on sale of approximately CHF 140 million. This gain will be recognized in the income statement within Asset Management in the fourth quarter of 2017.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purposes of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS AG is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS AG’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the UBS Group or other measures, and the effect these would have on UBS AG’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS AG, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xii) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS AG’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS AG’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG and UBS AG’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio Ermotti________________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title:    Group Controller and

            Chief Accounting Officer

Date:  November 1, 2017